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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66444

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/2025_____ AND ENDING _12/31/2025_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _CONNING INVESTMENT PRODUCTS, INC._

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE FINANCIAL PLAZA
(No. and Street)

HARTFORD   CT   06103
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Norton   860-299-2060   susan.norton@conning.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

KPMG LLP
(Name – if individual, state last, first, and middle name)

TWO MANHATTAN WEST, 375 NINTH AVENUE   NEW YORK   NY   10001
(Address)   (City)   (State)   (Zip Code)

10/20/2003   #185
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jung Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Conning Investment Products, Inc. as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: Jung Lee 31-Mar-2026 | 09:46 PDT

6ED9CCBF0D134FD...

Title:

Chief Operating Officer and Chief Financial Officer

This filing contains (check all applicable boxes):**

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

x (d) Statement of cash flows.

x (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

x (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Conning Investment Products, Inc.
Financial Statements and
Supplementary Schedules pursuant to
Securities and Exchange Commission Rule 17a-5
For the year ended December 31, 2025

Conning Investment Products, Inc.
December 31, 2025



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Conning Investment Products, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Conning Investment Products, Inc. (the Company) as of December 31, 2025, the related statements of operations, shareholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2024.

Hartford, Connecticut
March 31, 2026

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2025

		2025
ASSETS		
Assets:		
Cash and cash equivalents	$	463,007
Accounts receivable, net		118,797
Due from affiliate		50,000
Prepaid expenses		30,274
Total assets	$	662,078
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilites:		
Due to affiliate	$	100,484
Income taxes payable		2,107
Other liabilities and accrued expenses		118,543
Total liabilities		221,134
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Accumulated deficit		(391,174)
Total shareholder's equity		440,944
Total liabilities and shareholder's equity	$	662,078

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

		2025
REVENUE		
Asset management fees	$	427,792
Other revenue		(1,409)
Total revenues		426,383
EXPENSES		
Professional fees		581,569
Marketing and production		10,000
Other operating expenses		54,876
Total expenses		646,445
Loss before income taxes		(220,062)
Income tax benefit		(249)
Net loss	$	(219,813)

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2024	10	832,108	(171,361)	660,757
Net loss	-	-	(219,813)	(219,813)
Balance, December 31, 2025	$ 10	$ 832,108	$ (391,174)	$ 440,944

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

		2025
Cash flows from operating activities:		
Net loss	$	(219,813)
Adjustments to reconcile net loss to net cash		
used in operations:		
Changes in assets and liabilities:		
Accounts receivable		(16,279)
Due to affiliates		112,139
Other liabilities and accrued expenses		16,392
Income tax payable		(2,576)
Prepaid expenses		(2,713)
Net cash used in operating activities		(112,850)
Net change in cash and cash equivalents		(112,850)
Cash and cash equivalents, beginning of the year		575,857
Cash and cash equivalents, end of the year	$	463,007
Supplemental disclosures:		
Income tax payments	$	110
Income tax payments to affiliate	$	2,217

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations. The Company relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities.

The Company also provides asset management services for institutional clients that are located in Canada. The Company is registered as an investment adviser with the SEC pursuant to section 203(c)(2)(A) of the Investment Advisers Act of 1940 and is registered with the Ontario Securities Commission as an investment adviser under the provisions of the Securities Act (Ontario) in the category of investment counsel and portfolio management.

The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC"). CHC is a wholly owned subsidiary of Conning U.S. Holdings, Inc. ("CUSH") and CUSH is a wholly owned subsidiary of Conning Holdings Limited ("CHL"), which is the ultimate parent of all Conning entities. CHL is a wholly owned subsidiary of Generali Investments Holding S.p.A. ("GIH") which is a majority owned subsidiary of Assicurazioni Generali S.p.A. ("Generali"). GIH comprises the majority of asset management activities of Generali and both GIH and Generali are based in Trieste, Italy. Generali is the ultimate parent of the Company and is a listed company on the Milan Stock Exchange.

On April 3, 2024, GIH acquired 100% of the outstanding stock of CHL from Cathay Life Insurance Co., Ltd., a life insurance company based in Taipei, Taiwan, ROC. Cathay Life is a wholly owned subsidiary of Cathay Financial Holding Co., Ltd ("Cathay"), which is also based in Taipei, Taiwan, ROC. Cathay is publicly traded on the Taiwan Stock Exchange. The Company requested regulatory approval from FINRA for the indirect change in ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on February 14, 2024.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below.

Revenue Recognition – The Company earns asset management fees by providing investment advisory services to institutional customers located in Canada. The performance obligation for providing investment advisory services is satisfied over time since the customer is receiving and consuming the benefits of investment advisory services as they are provided by the Company. Fee arrangements for investment advisory services are based on a percentage applied to the customer's assets under management. Fees are earned quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The Company's asset management fees are earned from four total customers, two of which individually comprise greater than 10% of total revenues.

The Company has entered into agreements with certain affiliates to serve as a placement agent for institutional investors for certain affiliated funds, managed accounts, and partnerships on a private placement basis as disclosed with Note 5. Sales and marketing fees for placement services are recognized when earned and the performance obligation under the terms of placement agreements have been met. The Company believes its performance obligation is the sale of securities to investors which is fulfilled when the successful placement of an investor has been completed. The Company may receive sales and marketing fees from its affiliates up front or over time. Any fixed amounts are recognized at the point in time that a placement has been completed, and are generally calculated as a percentage of the aggregate committed amount of the investors placed by the Company. For the year ended December 31, 2025, no fee was recognized under such up-front arrangements from any of their affiliates which comprises greater than 10% of total revenue. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved, and constitute a trailing commission calculated as a percentage of the investment advisory fees earned by the affiliate attributable to the investors placed by the Company. For variable amounts, as the uncertainty is dependent on the length of time the investor remains in the fund, managed account, or partnership, as well as the value of the assets under management, both of which are dependent on factors outside of the Company's influence, the Company does not believe it can overcome this constraint until the market value and the investor activities are known, which is usually monthly or quarterly. For the year ended December 31, 2025, the Company's sales and marketing fees was zero from any placements.

Cash and Cash Equivalents – As of December 31, 2025, cash and cash equivalents represent cash.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2025, the Company recorded a total valuation allowance of $129,223 (Note 4).

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CUSH. Under a tax allocation agreement, the separate return basis is utilized, whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company evaluates uncertain tax positions consistent with the ASC 740 requirements under Accounting for Uncertainty in Income Taxes, which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company's uncertain tax positions are described in greater detail within the income taxes footnote (Note 4).

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires expanded disclosures related to the effective tax rate reconciliation and income taxes paid.

The amendments in ASU 2023-9 are effective for the Company for annual periods beginning after December 15, 2025, with early adoption permitted. The Company has adopted this guidance, and it did not have a material impact on the company's financial position or results of operations.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – RECEIVABLES

Total Receivables for the year ended December 31, 2025 were $168,797 and were comprised of Asset Management Fees and Sales and Marketing fees as follows:

An allowance for current expected credit losses on receivables is established based on management's judgment of the ultimate collectability of accounts receivable. For December 31, 2025, the allowance for current expected credit losses was zero.

		2025
Asset Management fees	$	118,797
Total Accounts Receivable		118,797
Due from Affiliate		
Pearlmark Real Estate, LLC ("Pearlmark")		50,000
Total Due from Affiliate		50,000
Total Receivables	$	168,797

NOTE 4 – INCOME TAXES

The provision for federal and state income taxes for the year ended December 31, 2025 is as follows:

		2025
Current income tax provision (benefit)		
Federal	$	-
State		(249)
Deferred income tax provision		
Federal		-
State		-
Total income tax provision (benefit)	$	(249)

The provision for federal income taxes incurred is different from that which could be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing this difference are as follows as of December 31, 2025:

		2025	Effective Tax Rate
Federal Tax Rate	$	(46,213)	21.0%
State and Local Income Taxes		(197)	0.1%
Valuation Allowance		46,161	-21.0%
Total	$	(249)	0.10%

The components of the net deferred tax assets as of December 31, 2025 are as follows:

		2025
Deferred tax assets:		
Other accrued expenses	$	22,581
Federal net operating losses		55,822
State net operating losses		50,820
Gross deferred tax assets		129,223
Valuation allowance		(129,223)
Net deferred tax assets	$	-

The Company's deferred tax balances reflect Federal net operating losses of $265,815 and state net operating losses of approximately $853,978 as of December 31, 2025. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards.

The Company reviews all available evidence to evaluate the recovery of deferred tax assets; including the recent history of losses in all tax jurisdictions and the ability to generate taxable income in future periods. As of December 31, 2025, management believes that is more likely than not that the net carrying value of deferred tax assets will not be realized. Accordingly, management has maintained a valuation allowance in 2025 of $129,223, an increase of $52,044 over prior year-end, reflecting a full valuation allowance on its net deferred tax assets.

As of December 31, 2025, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months. The earliest federal tax year open for assessment by the Internal Revenue Service is 2022.

NOTE 5 – RELATED PARTY TRANSACTIONS

Conning, Inc. ("CINC"), a registered investment adviser owned by the Parent, has a service level agreement that provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the year ended December 31, 2025 were $195,000 and are reflected in professional fees and marketing and production expenses in the Company's statement of operations.

The Company receives various other services from CINC. The services are provided by CINC through a service level agreement that include portfolio management, trade execution, credit research and investment accounting and reporting services relating to Canadian dollar assets managed by the Company. Fees for these services for the year ended December 31, 2025 were $270,849 and are reflected in professional fees in the Company's statement of operations.

In addition to the above, the Company had an additional $180,596 of expenses included within professional fees and other operating expenses in the statement of operations for the year ended December 31, 2025. These expenses were originally paid by CINC and reimbursed by CIP. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company is a placement agent for Global Evolution USA, LLC ("GE USA") which is a subsidiary of Global Evolution Holding ApS ("GE"). GE is a subsidiary of the Parent and is a Denmark based investment manager with expertise in emerging and frontier market strategies. Sales and marketing fees for placement services under this contract are recognized over time due to variable consideration constraints. For the year ended December 31, 2025, no placement fees were earned by CIP under this placement agreement.

The Company is a placement agent for Octagon Credit Investors, LLC ("Octagon"). Octagon is a subsidiary of the Parent and is a U.S. based manager of specialty fixed income asset classes with expertise in collateralized loan obligations, bank loans, and high yield bonds. Total Octagon placement fees recognized by the Company for the year ended December 31, 2025 were $0 and the related receivable as of December 31, 2025 was $0. Sales and marketing fees for placement services under this contract are recognized over time due to variable consideration constraints.

The Company is a placement agent for Pearlmark Real Estate LLC ("Pearlmark"). Pearlmark is a subsidiary of the Parent and is a US based specialist investment manager of commercial real estate debt and equity strategies. Sales and marketing fees for placement services under this contract are recognized up-front at the time of placement. Total Pearlmark placement fees recognized by the Company for the year ended December 31, 2025 were $0 and the related receivable as of December 31, 2025 was $50,000.

Due from affiliate is comprised of the following:

		2025
Due from Pearlmark	$	50,000
Total due from affiliate	$	50,000

Due to affiliate is comprised of the following:

		2025
Due to CINC	$	100,484
Total due to affiliate	$	100,484

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 6 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses are comprised of the following:

		2025
Audit and tax fees payable	$	114,120
Miscellaneous payable		4,304
Sales tax payable		119
Total other liabilities and accrued expenses	$	118,543

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business with two classes of services: an introducing broker-dealer and an investment advisor.

The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations. The Company has entered into agreements with certain affiliates to serve as a placement agent for institutional investors for certain affiliated funds, managed accounts, and partnerships on a private placement basis as disclosed in Note 5. The Company also provides asset management services for institutional clients that are located in Canada as an investment adviser registered with the SEC and as an investment adviser registered with the Ontario Securities Commission under the provisions of the Securities Act (Ontario) in the category of investment counsel and portfolio management.

The accounting policies for sales and marketing fees and for asset management fees are the same as those described in the summary of accounting policies. The Company relies on services provided by CINC under a service level agreement that provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's broker dealer operations. The Company also relies on services provided by CINC under a service level agreement that include portfolio management, trade execution, credit research and investment accounting and reporting services relating to the management of Canadian dollar investments by the Company.

The chief operating decision maker assesses performance for the Company as a whole and decides how to allocate resources based on net income that is reported on the income statement. The Company derives revenue primarily from North America. The Company's chief operating decision maker is the president.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires the maintenance of a minimum net capital of $14,742 at December 31, 2025. At December 31, 2025 the Company had net capital of $241,873 which was $227,131 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately .91 to 1.

NOTE 9 – SUBSEQUENT EVENTS

As of March 31, 2026, the date in which the financial statements were issued, management determined that no other subsequent events have occurred following the balance sheet date of December 31, 2025, which requires recognition or disclosure in the financial statements.

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND
DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Total shareholder's equity		$ 440,944
Less non-allowable assets:		
Accounts Receivable	$ 118,797	
Due from affiliate	50,000	
Prepaid Expenses	30,274	199,071
Tentative Net Capital		241,873
Haircuts on Allowable Assets		0
Net Capital		241,873
Minimum net capital requirement (6.6667% of aggregate indebtedness or $5,000, which ever is greater)		$ 14,742
Net Capital in excess of requirements		$ 227,131
Total aggregate indebtedness		$ 221,134
Ratio of aggregate indebtedness to net capital		0.91 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2025.

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2025

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Conning Investment Products, Inc.:

We have reviewed management's statements, included in the accompanying Conning Investment Products, Inc. Exemption Report (the Exemption Report), in which (1) Conning Investment Products, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Private placement of securities; (2) Selling tax shelters or limited partnerships in primary distributions; (3) Acting as a finder for other broker/dealers for institutional investment in alternative investment products; (4) Providing information and research on the insurance and financial services industry for subscribers and direct purchase; (5) Providing services on a fee basis based on proprietary analytic tools, information and analyses; and (6) Providing investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Hartford, Connecticut
March 31, 2026



CONNING

Conning Investment Products, Inc. Exemption Report

Conning Investment Products, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Private placement of securities; (2) Selling tax shelters or limited partnerships in primary distributions; (3) Acting as a finder for other broker/dealers for institutional investment in alternative investment products; (4) Providing information and research on the insurance and financial services industry for subscribers and direct purchase; (5) Providing services on a fee basis based on proprietary analytic tools, information and analyses; and (6) Providing investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Conning Investment Products, Inc.

I, Jung Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

By: Jung Lee

6ED9CCBE0D134ED...

Title: Chief Operating Officer and Chief Financial Officer

March 31, 2026